October 4, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Nicholas Lamparski
Mara Ransom

Re:	Enphys Acquisition Corp.
Registration Statement on Form S-1, as amended
Registration File No. 333-257932

Dear Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 30, 2021, in which we, the representatives of the several underwriters (the “Representatives”), joined in the request of Enphys Acquisition Corp. (the “Company”) to accelerate the effective date of the above-referenced registration statement for October 4, 2021, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. The Company is no longer requesting that such registration statement be declared effective at this time and we, as Representatives, hereby join in the request of the Company to withdraw the request for acceleration of the effective date.

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[Signature Page Follows]

Very truly yours,

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Ryan Kelley
	Name:	Ryan Kelley
	Title:	Director

[Signature Page to Underwriters’ Acceleration Request Letter]